Exhibit 2.1

EQUITY PURCHASE AGREEMENT

by and among

DIEGO PELLICER WORLDWIDE, INC.

- and -

HEMP CHOICE DISTRIBUTION, LLC

- and -

THE SELLERS LISTED ON ANNEX B

- and -

GABRIELA VERGARA,

as the Sellers’ Representative

Dated February 8, 2022

TABLE OF CONTENTS

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated February 8, 2022, is entered:

BY AND AMONG:

DIEGO PELLICER WORLDWIDE, INC., a corporation formed pursuant to the laws of the State of Delaware

(the “Purchaser”)

AND:

HEMP CHOICE DISTRIBUTION, LLC, a limited liability company formed pursuant to the laws of the State of Colorado

(the “Company”)

AND:

THE SECURITYHOLDERS LISTED ON ANNEX B

(Collectively, the “Sellers”, and each a “Seller”)

AND:

GABRIELA VERGARA, an individual resident of the city of Aurora---------, Colorado

(“Vergara or the Sellers’ Representative”)

WHEREAS:

A.	The Sellers own the membership interests in the Company as set forth on Annex B (the “Membership Interests”), representing all of the issued and outstanding equity interests of the Company; and

B.	The Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, the Membership Interests, for the consideration and on the terms and subject to the conditions hereinafter provided.

NOW THEREFORE in consideration of the foregoing premises and the representations, warranties, covenants, and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

Article 1
PURCHASE AND SALE

Section 1.1. Purchase and Sale of the Membership Units. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers shall sell, assign, transfer, and deliver to the Purchaser, and the Purchaser shall purchase from the Sellers, the Membership Interests. All Capitalized terms used in this Agreement have the meaning as defined in the Agreement or as set forth in Annex A attached hereto.

Section 1.2. Purchase Price. The purchase price for the Membership Interests shall be the aggregate amount of $4,400,000 (the “Purchase Price”). As consideration for the purchase and sale of the Membership Interests from Sellers pursuant to Section 1.1, the Purchaser shall pay the Purchase Price as follows.

(a)	at Closing, the Purchaser shall pay and deliver the following:

(i)	$250,000 in cash (the “Cash Consideration”), by wire transfer of immediately available funds, delivered to the Sellers in accordance with the wire transfer instructions attached hereto as Annex C, and in the amounts as specifically set forth on Annex C; and

(ii)	the number of restricted Purchaser Shares that is equal to $250,000 divided by the Current Market Price (the “Consideration Common Shares”), which shall be delivered by certificates or Direct Registration System (DRS) instructions and registered to each the Sellers in accordance with their Percentage Interest and the registration instructions attached hereto as Annex D, each of which shall be delivered to the Sellers’ Representative for and on behalf of the applicable Seller; and

(iii)	Three million nine hundred thousand dollars ($3,900,000) in the form of 390,000 shares of the redeemable preferred stock (with a stated value of $10.00 per share) of the Purchaser (the “Purchaser Preferred Shares”), which shall be delivered by certificates registered to each of the Sellers in accordance with their Percentage Interest and the registration instructions attached hereto as Annex D, each of which shall be delivered to the Sellers’ Representative for and on behalf of the applicable Seller. The terms of the Purchaser Preferred Shares shall be specifically and fully set forth in a Certificate of Designations, Rights and Preferences the form of which is attached hereto as Annex F (the “Certificate of Designation”).

Section 1.3. Closing. The closing of the purchase and sale of the Membership Interests (the “Closing”) shall take place remotely via the exchange of executed documents and other deliverables by PDF or other means of electronic delivery on a date to be mutually determined by the Purchaser and the Sellers’ Representative (the “Closing Date”), but in no event shall the Closing Date be later than one hundred (100) days from the date of this Agreement and after such date if the Closing has not occurred this Agreement shall automatically terminate. The Closing shall be deemed to be effective at 12:01 a.m. Pacific Time on the Closing Date, except as may otherwise be expressly provided herein.

Section 1.4. Due Diligence Review. Upon execution of this Agreement, each Party shall make available to other Party all financial, accounting, legal, tax, regulatory and any other business records or relationships of the Party. Within ninety (90) days after the date of this Agreement, any Party shall have the right to notify the other Party in writing of any circumstance of which the first Party becomes aware that will prevent them from closing the transactionherein (a “Due Diligence Notice”). The receiving Party shall have five (5) days after receipt of the Due Diligence Notice (“Due Diligence Cure Date”) to cure the circumstances identified in the Due Diligence Notice, or provide reasonable assurance that such circumstances will be cured on or before the date of the Closing. In the event the receiving Party of a Due Diligence Notice is unable or unwilling to cure any circumstance identified in the Due Diligence Notice, then the other Party shall have three (3) days after the Due Diligence Cure Date (the “Due Diligence Decision Date”) to notify the receiving Party in writing of such Party’s decision to either (a) terminate this Agreement, or (b) waive the due diligence condition to Closing and proceed to Closing. In the event the Party sending a Due Diligence Notice fails to notify other Party of its decision with regard to a Due Diligence Notice by the Due Diligence Decision Date, the party sending the Due Diligence Notice will be deemed to have elected option (b) in the preceding sentence. This Due Diligence Review shall include, in addition to all business records, all aspects of the business of each Party and each Party agrees to provide the information requested or the introduction sought so as to allow each Party to become comfortable with the operations of the business of the other Party.

Article 2
MANAGEMENT OF THE COMPANY

Section 2.1. Management After the Closing, the Company shall continue to be managed by Vergara subject to the parameters of an employment agreement to be entered into by the Company and Vergara prior to the Closing, a form of which is annexed hereto as Annex E (the Employment Agreement”). Vergara agrees to hire an employee who she will train as a successor for management purposes and such person and the terms of employment are all subject to Purchaser’s approval.

Section 2.2. Board. After the Closing, the Purchaser shall have the right to nominate a majority of the members of the Board of Directors of the Company.

Section 2.3. Loans. After the Closing, the Purchaser agrees to provide the Company with a line of credit or assist it obtaining a line of credit from a third party of up to $1,000,000. All of the current loans made to the Company by the Purchaser will continue to remain in place and considered to be part of this $1,000,000.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller represents and warrants, severally but not jointly, to the Purchaser as set forth in this Article 3 at and as of the date hereof as follows (except as set forth in the corresponding section of the Disclosure Schedule or in any other section of the Disclosure Schedule if the application of the disclosure to the first section is reasonably apparent):

Section 3.1. Authority and Enforceability. Such Seller has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement and to perform such Seller’s obligations hereunder. This Agreement (a) has been duly executed and delivered by such Seller; (b) assuming the due authorization, execution, and delivery by the Purchaser, constitutes the legal, valid, and binding obligations of such Seller; and (c) is Enforceable against such Seller.

Section 3.2. Conflicts. The execution and delivery by such Seller of this Agreement and the performance by it of its obligations hereunder, do not and will not:

(a)	(i) conflict with or violate any provision of any Law, (ii) conflict with or violate any Order to which such Seller is subject, or (iii) require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority or any other Person on the part of such Seller;

(b)	(i) require a consent, approval, or waiver from, or notice to, any party to any Contract to which such Seller is a party; (ii) result in a breach of, constitute a default under, or result in the acceleration of material obligations, loss of material benefit, or increase in any material liabilities or fees under, or create in any party the right to terminate, cancel, or modify, any Contract to which such Seller is a party; (iii) result in a breach of any fiduciary obligations or similar obligations of such Seller to the Company or its Affiliates; or (iv) result in a breach of any corporate opportunity doctrine or similar obligations of such Seller to the Company or to its Affiliates; or

(c)	result in the creation of any Liens on the Membership Interests.

Section 3.3. Litigation. There is no Legal Proceeding presently pending or, to the actual knowledge of such Seller, threatened against such Seller that would reasonably be expected to prevent, hinder, or delay the consummation of the transactions contemplated hereby. Such Seller is not subject to any outstanding Order that would reasonably be expected to prevent, hinder, or delay the consummation of the transactions contemplated hereby, nor is such Seller a party or, to the actual knowledge of such Seller, threatened in writing to be made a party, to any such Order.

Section 3.4. Ownership of Membership Interests. Such Seller is the owner of the number of Units of the Company as set forth on Annex B, free and clear of Liens. Such Seller does not own any other membership interests or securities of the Company (“Other Company Securities”), other than the Membership Interests, and such Seller is not a party to any option, warrant, right, Contract, call, put, or other agreement or commitment providing for the disposition or acquisition of any of the Membership Interests, or any Other Company Securities, nor is such Seller a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Membership Interests or any Other Company Securities. The Membership Interests represent all (100%) of the equity interests in the Company.

Section 3.5. Brokers’ Fees. Such Seller has not become obligated to pay any fee or commission to any broker, finder, or intermediary for or on account of the transactions contemplated by this Agreement.

Section 3.6. U.S. Securities Representations. Each Seller, for itself and for no other Seller, hereby represents and warrants as of the date hereof and as of the Closing Date and the issuance of the Consideration Shares, to the Purchaser, as follows (unless as of a specific date therein, in which case they shall be accurate as of such date): (i) at the time such Seller was offered the Consideration Shares, it was, and as of the date hereof it is either (A) an “accredited investor” as defined in Rule 501(a)(5) or (6) under the Securities Act, or (B) such Seller, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Consideration Shares, and has so evaluated the merits and risks of such investment; such Seller is able to bear the economic risk of an investment in the Consideration Shares and, at the present time, is able to afford a complete loss of such investment; and (ii) such Seller is not purchasing the Consideration Shares as a result of any advertisement, article, notice, or other communication regarding the Consideration Shares published in any newspaper, magazine, or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Seller, any other general solicitation or general advertisement.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
IN RESPECT OF THE COMPANY

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Sellers represents and warrants, jointly and severally, to the Purchaser as of the date hereof as follows (except as set forth in the corresponding section of the Disclosure Schedule or in any other section of the Disclosure Schedule if the application of the disclosure to the first section is reasonably apparent):

Section 4.1. Organization and Power.

(a)	The Company is a limited liability company duly organized and validly existing and in good standing under the Laws of the State of Colorado.

(b)	The Company has the organizational power and authority to own or lease the assets it purports to own or lease and to carry on its business in substantially the same manner as currently conducted.

(c)	The Company is licensed or qualified to conduct its business and is in good standing in every jurisdiction where it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

Section 4.2. Authority and Enforceability.

(a)	The Company has all requisite limited liability company power and authority, and has taken all limited liability company action necessary, to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	This Agreement (i) has been duly authorized, executed, and delivered by the Company; (ii) assuming the due authorization, execution, and delivery by the Purchaser, constitutes the legal, valid, and binding obligation of the Company; and (iii) is Enforceable against the Company.

Section 4.3. Conflicts. The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder, do not and will not:

(a)	violate any provision of the Organizational Documents of the Company; or

(b)	(i) violate any provision of Law relating to the Company, other than any violation that would not individually or in the aggregate be reasonably likely to have a Material Adverse Effect; or (ii) require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority on the part of the Company, other than such registrations, filings, applications, notices, consents, approvals, orders, qualifications, or waivers that, if not obtained, would not individually or in the aggregate be reasonably likely to have a Material Adverse Effect; or

(c)	materially conflict with, or result in the material breach of, or constitute a material default under, or result in the termination, cancellation, material modification, or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of the Company under, or result in a loss of any benefit to which the Company is entitled under, any Material Contract.

Section 4.4. Capitalization.

(a)	Annex B sets forth the total authorized membership interests of the Company, the number and class of shares of such membership interests that are issued and outstanding, and the names and addresses of the holders thereof. There are no options to purchase any membership interests or other Equity Securities of the Company. All issued and outstanding Equity Securities of the Company are validly issued.

(b)	There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Company is or may become obligated to issue or sell, or give any Person a right to subscribe for or acquire, or in any way dispose of, any shares or equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares or equity interests, of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 4.5. Subsidiaries. The Company does not have, and has never had, any Subsidiaries. The Company is not a participant in any joint venture, partnership, or similar arrangement.

Section 4.6. Financial Statements.

(a)	The Company has previously delivered to the Purchaser: (a) true and complete copies of the Company’s unaudited balance sheet dated September 30, 2021 (the “Most Recent Balance Sheet Date”) and the related unaudited statements of income and cash flows for the nine-month period then ended (together, the “Most Recent Financial Statements”), and (b) true and complete copies of the Company’s unaudited balance sheets dated December 31, 2020, and December 31, 2019, and the related unaudited statements of income and cash flows for the fiscal years then ended (together with the Most Recent Financial Statements, the “Financial Statements”).

(b)	Except as set forth in the notes to the Financial Statements, the Financial Statements, and the Audited Financial Statements (defined below) have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position of the Company as at and for the respective periods then ended.

Section 4.7. No Undisclosed Liabilities. The Company does not have any liabilities of a nature required by GAAP to be reflected on or disclosed in the footnotes to a balance sheet of the Company except for: (a) liabilities disclosed, reflected, or reserved against on the Financial Statements or the Audited Financial Statements (defined below) ; (b) liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business; (c) the matters disclosed in or arising out of matters set forth on the Disclosure Schedule hereto; (d) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby; and (e) non-material liabilities. As of the Closing Date, the Company will have no material debt or any Indebtedness other than to the Purchaser.

Section 4.8. Operations Since the Most Recent Balance Sheet Date. Except as set forth in Section 4.8 of the Disclosure Schedules or otherwise contemplated hereby, since the Most Recent Balance Sheet Date the Company has not:

(a)	experienced a Material Adverse Effect;

(b)	entered into any amendment of its Organizational Documents;

(c)	made, declared, set aside, or paid any dividend on, or other distribution (whether in cash, equity, or property) in respect of, any of its membership interests;

(d)	made any investment in, or any loan, advance, or capital contribution to, any other Person;

(e)	entered into any Contract for the purchase or lease (as lessor or lessee) of real property;

(f)	created, incurred, assumed, or agreed to create, incur, or assume or guarantee, any Indebtedness other than money borrowed or advanced from any Affiliate of the Company in the ordinary course of business or under existing lines of credit;

(g)	materially reevaluated its material assets, excluding writing-off or discounting of notes, accounts receivable, or other assets in the ordinary course of business consistent with past practice;

(h)	instituted any material increase in, entered into, terminated, or adopted any Benefit Plan;

(i)	made any material change in the accounting principles, methods, practices, or policies applied in the preparation of the Financial Statements, unless such change was required by consistently applied accounting principles, a disclosure of the changes in accounting policies and/or methodologies, or by applicable Law;

(j)	made or changed any material Tax election, changed any annual tax accounting period, adopted or changed any material method of Tax accounting, filed any amended Tax Return, entered into any closing agreement, settled any material Tax claim or assessment, surrendered any right to a material Tax refund, or consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(k)	accelerated, wrote off, or discounted any accounts receivable of the Company;

(l)	delayed in paying any payables or other liabilities when due or deferred expenses, in each case;

(m)	entered into any Contract which would be included in the definition of Material Contract or made any material modification to any existing Material Contract, in each case other than any Contracts or extensions: (A) with a term of less than one year, or (B) that are entered into or modified in the ordinary course of business; or

(n)	authorized, approved, or agreed to do any of the foregoing.

Section 4.9. Taxes.

(a)	The Company has timely filed all Tax Returns required to be filed by it on or before the Closing Date. All such Tax Returns are true, correct, and complete. The Company has fully and timely paid and discharged all Taxes required to be paid by it (whether or not shown on any Tax Returns). The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(b)	Prior to the Closing Date, the Company has delivered to the Purchaser all Tax Returns, notices of assessment or reassessment, and other Tax filings in connection with the Company’s previous five fiscal year ends. All such Tax Returns, notices, and filings are true, correct, and complete.

(c)	The Company has properly classified its independent contractors for Tax purposes. The Company has withheld, collected, and paid over to the appropriate Governmental Authorities all Taxes required by Law to be withheld or collected from amounts paid or owing to any employee, equity holders, creditor, holder of securities, or to other Third Party, and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d)	The Company’s liability for unpaid Taxes: (i) did not, as of the Most Recent Balance Sheet Date, exceed the reserve for Tax liability (excluding reserves for deferred Tax assets or deferred Tax liabilities) set forth on the face of the balance sheet included in the Most Recent Financial Statements and (ii) does not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(e)	The Company has not been subject to any audit by any Taxing Authority for Taxes, and there is no dispute or claim concerning any Tax liability of the Company that any Taxing Authority has (i) claimed or raised in writing, or (ii) to the Company’s Knowledge, threatened.

(f)	The Company is not a party to or bound by any Tax Sharing Agreement with any Person.

(g)	No written claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by such jurisdiction.

(h)	The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or agreement is still in effect.

(i)	There are no Liens for Taxes (other than for Permitted Liens) upon any of the assets of the Company.

(j)	There are no closing agreements, ruling requests, subpoenas, or requests for information or similar arrangements with any Governmental Authority with respect to the determination of the Tax liability of the Company that would have continuing effect on periods (or portions thereof) ending after the Closing Date.

(k)	No power of attorney has been given by or is binding upon the Company with respect to Taxes or Tax Returns for any period for which the statute of limitations (including any waivers or extensions thereof) has not yet expired.

(l)	The Company has no outstanding assessments for Taxes, and to the Company’s Knowledge there is no threatened or potential assessment or other proceedings, negotiations or investigations in respect of Taxes, against the Company.

Section 4.10. Permits. The Company holds all Permits that are necessary to entitle it to own or lease, operate, and use its assets and to carry on and conduct its business in substantially the same manner as currently conducted. All of the Permits held by the Company are listed on Section 4.10 of the Disclosure Schedule and are in full force and effect. During the past two years, no material violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to the Knowledge of the Company, threatened to revoke or limit any such Permit. During the past two years, the Company has not received any written notice from any Governmental Authority regarding a violation of, conflict with, or failure to comply with, any term or requirement of any Permit.

Section 4.11. Real Property. The Company does not own or lease, and has never owned or leased, any real property.

Section 4.12. Intellectual Property.

(a)	Section 4.12(a) of the Disclosure Schedule contains a complete and correct list of all active registrations of, and all pending applications to register, any Company Intellectual Property, including the jurisdictions in which such Company Intellectual Property is registered. The registered Company Intellectual Property is duly registered in the name of the Company, and not subject to any pending cancellation, interference, reissue, or reexamination proceeding. The Company Intellectual Property is exclusively owned by the Company, free and clear of all Liens (except Permitted Liens). No Person (including, for greater certainty, the Sellers, and any of their Affiliates or Representatives) has any Liens or claims, or any reasonable grounds to make any bona fide claims, in respect of any Company Intellectual Property.

(b)	Except for shrink-wrap licenses, other licenses for off-the-shelf software or Publicly Available Software, Section 4.12(b) of the Disclosure Schedule sets forth a complete list of all licenses, sublicenses, and other written agreements used in the conduct of the business of the Company under which the Company is a licensee or otherwise is authorized to use any Intellectual Property other than the Company Intellectual Property (“Licensed Intellectual Property”), true and complete copies of which have been delivered to the Purchaser. The Company is not in material breach of or in material default under any agreements for Licensed Intellectual Property.

(c)	No written claim has been brought or made against the Company: (i) alleging that any Company Intellectual Property infringes on or misappropriates the Intellectual Property of another Person; (ii) challenging the ownership, right to use, or validity of the Company Intellectual Property; or (iii) opposing or attempting to cancel the Company’s rights in the Company Intellectual Property. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Intellectual Property. To the Knowledge of the Company, no Person is infringing upon or otherwise violating the rights of the Company in the Company Intellectual Property. To the Knowledge of the Company, the products of the Company, as currently provided by the Company, do not materially infringe or misappropriate any Intellectual Property right owned by any Person.

(d)	Following the Closing Date, the Purchaser will have the same rights and privileges in the Company Intellectual Property as the Company had in the Company Intellectual Property immediately prior to the Closing.

Section 4.13. Compliance with Laws. The Company is and has been during the past three years in material compliance with all Laws. The Company has not received any written notice during the past three years alleging that (a) it is not in material compliance with any Law or has in the past not been in material compliance with any applicable Laws, or (b) any Governmental Authority intends to initiate any Legal Proceeding against the Company or any of its material assets or properties.

Section 4.14. Material Contracts.

(a)	Section 4.14 of the Disclosure Schedule sets forth a list of the following Contracts in effect as of the date hereof to which the Company is a party (the “Material Contracts”):

(i)	all Contracts not fully performed providing for the performance of services or delivery of goods or materials by or to the Company and which requires consideration to be furnished, or which would reasonably be expected to result in consideration to be furnished, during the 12-month period either ending on or commencing on the date of this Agreement;

(ii)	all Contracts that require the Company to purchase its total requirements of any product or service from a Third Party;

(iii)	all Contracts providing for the Company to be the exclusive provider of any product or service to any Person;

(iv)	all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of securities, sale of assets, or otherwise);

(v)	all Contracts with distributors and sales representatives;

(vi)	all Contracts with any Governmental Authority;

(vii)	all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, that restricts the ability of the Company to do business with any Person or hire or solicit any Person, or that restricts the right of the Company to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights;

(viii)	all Contracts for any joint venture, partnership, or similar arrangement by the Company;

(ix)	agreements which relate to Indebtedness (excluding, for the avoidance of doubt, Contracts evidencing liabilities with respect to deposits and accounts, trade payables, letters of credit, or capital leases made in the ordinary course of business);

(x)	mortgages, pledges, or security agreements or similar arrangements constituting a Lien upon the assets or properties of the Company;

(xi)	agreements for the sale or purchase of personal property having a value individually, with respect to all sales or purchases thereunder, in excess of $50,000;

(xii)	each Contract with any director, officer, employee, or consultant of the Company on a full-time, part-time, consulting, or requiring the Company to pay severance or separation payments, change in control payments, or any retention or similar transaction bonus;

(xiii)	each Contract between or among the Company, on the one hand, and any Seller or any Affiliate of any Seller on the other hand; and

(xiv)	all Contracts to enter into any of the foregoing.

(b)	All Material Contracts are in full force and effect against the Company and, to the Knowledge of the Company, each other party thereto, in each case in accordance with the express terms thereof. There does not exist under any Material Contract any material violation, breach or event of default, or alleged material violation, breach, or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach, or event of default thereunder on the part of the Company including, without limitation, in connection with any Indebtedness. The Company has not, and to the Knowledge of the Company no party to any Material Contract has, repudiated any provision of any such Material Contract. The Company has not received written notice that any party to a Material Contract intends to cancel or terminate such Material Contract.

(c)	The Sellers have delivered to the Purchaser a true, correct, and complete copy of each written Material Contract, including all amendments, waivers, supplements, or modifications thereto, along with a summary of each of the material terms of each oral Material Contract.

Section 4.15. Employees.

(a)	Section 4.15(a) of the Disclosure Schedule contains a list of all Employees as of the date hereof and sets forth for each such individual the following as of the date hereof: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate for exempt employees and hourly rate for nonexempt employees; (v) commission, bonus, or other incentive-based compensation; (vi) accrued and unused paid vacation and other paid leave; and (vii) a description of any material fringe benefits provided to each such individual.

(b)	Section 4.15(b) of the Disclosure Schedule contains a list of: (i) all employment agreements to which the Company is a party as of the date hereof, other than employment agreements terminable by either party at-will and without any severance or advance notice obligation on the part of the Company that is not otherwise required by Law; and (ii) all other agreements that entitle any Employee to compensation, severance, or other consideration as a result of the acquisition by any Person of control of the Company.

(c)	The Company is not a party to any collective bargaining agreement, nor has it made any proposals regarding the terms of any collective bargaining agreement. The Company is not subject to any: (i) unfair labor practice complaint pending before a Governmental Authority or, to the Knowledge of the Company, threatened in writing before the applicable Governmental Authority; (ii) pending or, to the Knowledge of the Company, threatened labor strike, slowdown, work stoppage, lockout, or other organized labor disturbance; or (iii) to the Knowledge of the Company, union organization efforts or attempts by any union to represent Employees as a collective bargaining agent.

(d)	There are no claims, disputes, grievances, or controversies pending or, to the Knowledge of the Company, threatened in writing involving any Employee or group of Employees. To the Knowledge of the Company, there are no written threats, charges, investigations, administrative proceedings, or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability, or veteran status) pending against the Company pertaining to any Employee.

(e)	The Company is in compliance in all material respects with Laws regarding employment and employment practices, including all applicable Laws relating to wages, hours, paid sick leave, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes.

(f)	To the Knowledge of the Company, each employee of the Company is (i) a United States citizen, (ii) a lawful permanent resident of the United States, or (iii) an alien authorized to work in the United States either specifically for the Company or for any United States employer.

(g)	Within the three years preceding the date of this Agreement, the Company has not had pending or resolved against it any form of litigation, governmental audit or investigation, administrative agency proceeding, or private dispute resolution procedure with respect to employment or labor matters (including allegations of employment discrimination, retaliation, noncompliance with wage and hour laws or unfair labor practices).

Section 4.16. Employee Benefits. The Company does not have, and has never had, any Benefit Plans.

Section 4.17. Litigation. There is no Legal Proceeding presently pending against the Company, or, to the Knowledge of the Company, threatened against the Company, the outcome of which would reasonably be expected to result in a Material Adverse Effect. The Company is not subject to any outstanding Order. During the past three years, the Company has not received any written notice or other written communication from any Governmental Authority regarding any actual violation of, or failure to comply with, any term or requirement of any material Order to which the Company is subject.

Section 4.18. Insurance. Section 4.18 of the Disclosure Schedule sets forth accurate and complete list of all insurance policies maintained by the Company. The Company has delivered to the Purchaser true, correct, and complete copies of such insurance policies, including all amendments, waivers, supplements, or modifications thereto. Such insurance policies are currently effective and are of such types and amounts as are consistent with customary practices and standards of companies engaged in businesses similar to the business of the Company, and do not rely on self-insurance (other than customary deductibles, co-insurance, and retentions). All premiums with respect to such insurance policies are currently paid in accordance with the terms of such policies. The Company is in compliance in all material respects with all other terms and conditions of such insurance policies and (a) no material dispute with any insurance carrier exists with respect to the scope of any insurance coverage; (b) the Company has not received any written or, to the Knowledge of the Company, oral notice of cancellation, termination, non-renewal, or reduction in coverage or any other written or, to the Knowledge of the Company, oral indication that any insurance policy is no longer in full force and effect or will not be renewed; and (c) the Company has not received any written or, to the Knowledge of the Company, oral refusal of coverage or any written notice that a defense will be afforded with reservation of rights (other than a general reservation of rights with respect to a claim (that, to the Knowledge of the Company, is a covered claim)). To the Knowledge of the Company, the Company has not done or omitted to do anything that might render any such policy void or unenforceable or otherwise limit, prejudice or reduce recovery under any such policy. The Company has not made any claim under any such policy, during the three years prior to the date of this Agreement.

Section 4.19. Assets. The Company has legal title to all of the assets and properties it purports to own, whether real, personal, tangible or intangible, free and clear of all Liens (except Permitted Liens). The Company owns, leases, licenses, or otherwise has the right to use all of the assets, properties, and rights necessary to conduct its business as presently being conducted. All material items of machinery, equipment, and other tangible assets of the Company are in operational condition, normal wear and tear excepted, have been regularly and properly serviced and maintained in a manner that, to the Knowledge of the Company, would not void or limit the coverage of any warranty thereon, other than items currently under, or scheduled for, repair or construction, and are adequate and fit to be used for the purposes for which they are currently used in the manner they are currently used.

Section 4.20. Transactions with Affiliates; No Claims Against Affiliates.

(a)	Except (i) for this Agreement and the Transaction Documents and the transactions contemplated hereby or thereby, and (ii) as set forth on Section 4.20(a) of the Disclosure Schedule, no Seller or Affiliate thereof (other than the Company) (A) owns any direct or indirect interest of any kind in, or controls or has controlled, or is a manager, officer, director, Seller, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor, or debtor of the Company; (B) owns or has an interest in, directly or indirectly, any property, asset or right, which is material to the Company; (C) owes any money to or is owed any money by the Company (except for employment-related compensation received or payable in the ordinary course of business); or (D) is a party to a Contract, or is involved in any business arrangement or other relationship, with the Company (whether written or oral), nor has the Company pledged any assets or guaranteed any obligations on behalf of any such Person.

(b)	As of the Closing Date the Company has no material claim, demand, or cause of action against any of the Sellers, their Affiliates, or any of their respective Representatives.

(c)	As of the Closing Date:

(i)	the Company has no material claim, demand, or cause of action against any customer or their Affiliates, or any of their respective Representatives;

(ii)	No customer or any of their Affiliates has a material claim, demand, or cause of action against the Company, the Sellers, their respective Affiliates, or any of their respective Representatives; and

(iii)	except as set forth on Section 4.20(c) of the Disclosure Schedule, there are no amounts owing as between any customers and the Company.

Section 4.21. Bank Accounts. Section 4.21 of the Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations, and other financial institutions at which the Company maintain accounts of any nature, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.

Section 4.22. Suppliers and Customers.

(a)	Section 4.22(a) of the Disclosure Schedule sets forth a list of the three largest customers (“Material Customers”) of the Company, as measured by the dollar amount of revenues recognized by the Company, in the aggregate, during the twelve-month period ended December 31, 2021, showing the amount of revenues recognized by the Company from such customer during such period. To the Knowledge of the Company, there are no bankruptcies filed by, on behalf of, or against any Material Customer. To the Knowledge of the Company, no Material Customer intends to cancel or materially change the terms of any Contract with the Company or its use of goods or services of the Company to the detriment thereof in the future.

(b)	Section 4.22(b) of the Disclosure Schedule sets forth a list of the three largest suppliers (“Material Suppliers”) of the Company, as measured by the dollar volume of purchases from such suppliers by the Company, in the aggregate, during the twelve-month period ended December 31, 2021, showing the amount of payments made by the Company to each such supplier during such period. To the Knowledge of the Company, there are no bankruptcies filed by, on behalf of, or against any Material Supplier. To the Knowledge of the Company, no Material Supplier intends to cancel or materially change the terms of any Contract with the Company, or its provision of goods or services to the Company to the detriment thereof in the future.

Section 4.23. Foreign Corrupt Practices Act. None of the Company or, to the Knowledge of the Company, any director, officer, or employee of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, domestic or foreign, regardless of form, whether in money, property, or services (i) in violation of any Law, or (ii) to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (b) violated any applicable export control, money laundering or anti-terrorism Law, or otherwise taken any action that would be in violation of the Foreign Corrupt Practices Act of 1977; (c) established or maintained any fund or asset with respect to the Company that has not been recorded in its books and records; or (d) paid any illegal consideration to purchasing agents or other representatives of customers in respect of sales made or to be made by the Company.

Section 4.24. Brokers’ Fees. The Company is not obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.

Section 4.25. Accounts Receivable. The accounts receivable of the Company arose from bona fide transactions entered into in the ordinary course of business and are not subject to any right of setoff under any Contract with any account debtor. Since the Most Recent Balance Sheet Date, none of the Company has materially modified its accounts receivable collection policies or practices. No Contract concerning any material deduction, discount, or other deferred price or quantity adjustment has been entered into with respect to any of the accounts receivable of the Company since the Most Recent Balance Sheet Date. No accounts receivable of the Company have been outstanding for more than 60 days.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Company and the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser hereby represents and warrants to the Company and the Sellers as follows:

Section 5.1. Organization and Power. The Purchaser is a corporation validly existing and in good standing under the Laws of the State of Delaware. The Purchaser has the corporate power and corporate authority to own or lease its assets and to carry on its business in substantially the same manner as currently conducted.

Section 5.2. Authority and Enforceability. The Purchaser has the corporate power and authority to execute, deliver, and perform this Agreement and the Transaction Documents. The execution, delivery, and performance of this Agreement and the Transaction Documents by the Purchaser has been duly authorized and approved by its board of directors (or similar governing body) and do not require any further authorization or consent of their respective shareholder(s). This Agreement (a) has been, and as of Closing the Transaction Documents will have been, duly authorized, executed, and delivered by the Purchaser (b) assuming the valid authorization, execution, and delivery of this Agreement by the Company and the Sellers, is the legal, valid, and binding agreement of the Purchaser; and (c) is Enforceable against the Purchaser.

Section 5.3. Conflicts. The execution and delivery by the Purchaser of this Agreement and the Transaction Documents, and the performance by them of its obligations hereunder and thereunder, does not and will not:

(a)	(i) violate any provision of the Organizational Documents of the Purchaser; (ii) conflict with or violate any provision of Law; (iii) conflict with or violate any Order to which the Purchaser is subject; or (iv) require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority or any other Person on the part of the Purchaser, except with respect to the issuance of any of the Consideration Shares; or

(b)	materially conflict with, or result in the material breach of, or constitute a material default under, or result in the termination, cancellation, material modification, or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of the Purchaser under or result in a loss of any benefit to which the Purchaser is entitled under any Contract.

Section 5.4. No Litigation. Except as set forth on Schedule 5.4, there is no Legal Proceeding pending or, to the knowledge of the Purchaser, threatened, against the Purchaser, or its Affiliates which would reasonably be expected to prevent, hinder, or delay the consummation of any of the transactions contemplated hereby. There is no Legal Proceeding pending or, to the knowledge of the Purchaser, threatened, against the Purchaser, or its Affiliates, that questions the legality or propriety of the transactions contemplated by this Agreement.

Section 5.5. Public Disclosures. The financial records of the Purchaser and its Subsidiaries, on a consolidated basis, as disclosed under the Purchaser’s EDGAR profile, are complete and accurate in all material respects and present fairly the financial condition, financial performance, and cash flows of the Purchaser and its Subsidiaries, on a consolidated basis, as at the date and for the periods indicated therein. The public disclosures made by the Purchaser on EDGAR in respect of the Purchaser and its Subsidiaries are complete and accurate in all material respects as of the most recent date of filing on the Purchaser’s EDGAR profile. The public disclosures made by the Purchaser on EDGAR in respect of the Purchaser and its Subsidiaries are complete and accurate in all material respects as of the most recent date of filing of documents by the Purchaser on EDGAR.

Section 5.6. Trading. The Purchaser is not subject to any cease trade or other order of any applicable securities regulatory authority or stock exchange and, to the knowledge of the Purchaser, no Legal Proceedings involving the Purchaser or any of its Subsidiaries which may operate to prevent or restrict trading of any securities of the Purchaser or otherwise prevent or restrict the completion of the transactions contemplated herein are currently in progress, pending, contingent, or threatened before any applicable securities regulatory authority or stock exchange.

Section 5.7. Brokers’ Fees. Neither the Purchaser, nor any Affiliate thereof has become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.

Article 6
COVENANTS AND ACKNOWLEDGMENTS

Section 6.1. Financial Statements. Prior to the Closing Date, the Sellers shall cause to be prepared, and the Sellers’ Representative shall deliver to the Purchaser, true and complete copies of the Company’s audited financial statements for the two-year period prior to the Closing Date as required pursuant to the securities and exchange commission rules and regulations certified by a PCAOB accounting firm in form and substance acceptable to the Purchaser at its sole discretion (collectively, the “Audited Financial Statements”).

Section 6.2. Restrictions on Trading. The Sellers hereby acknowledge that the Consideration Shares will be subject to any applicable hold periods prescribed under applicable Law, including without limitation the six months hold period pursuant to the United States Securities Act of 1933, as amended, in the event of a sale of the Consideration Shares, and may only be sold, transferred, or otherwise disposed of in accordance therewith. Any Direct Registration System advice, share certificate, or other written notice delivered to the Sellers (or such other Person to whom the Consideration Shares are issued at the direction of the Seller) in respect of its ownership of the Consideration Shares shall bear the applicable legend(s) provided for under applicable Law or stock exchange requirements.

Section 6.3. Successive Losses. The Sellers hereby acknowledge that, notwithstanding any other provision of this Agreement, the Purchaser shall the right to cancel its obligations under the Employment Agreement and repurchase all then outstanding Purchaser Preferred Shares for $1.00 if the Company reports a Net Loss in two successive quarters.

Section 6.4. Public Disclosure; Confidentiality.

(a)	Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law, from and after the date hereof, no party shall make any press release or similar public announcement or public communication relating to this Agreement unless specifically approved in advance by the Purchaser, and the Sellers’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)	From and after the date hereof, each of the Purchaser, the Company, and the Sellers shall, and shall cause each of their respective Affiliates to, keep confidential the terms and existence of this Agreement and the Transaction Documents and the negotiations relating thereto and all documents and information obtained by a party from another party in connection with the transactions contemplated hereby (collectively, the “Confidential Information”) except (i) to the extent that it is reasonably necessary to disclose the Confidential Information to obtain the regulatory approvals or Third Party consents; (ii) for disclosures otherwise made in satisfaction of any of the obligations under this Agreement; (iii) to the extent required by applicable Law; (iv) as made public prior to the date hereof by either party not in violation of this Agreement, and (v) the Purchaser may disclose such information to its Affiliates and its Representatives.

Section 6.5. Non-Competition; Non-Solicitation.

(a)	Each Seller agrees as follows:

(i)	During the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Non-Competition Period”), such Seller shall not (A) whether as an employee, independent contractor, consultant, or otherwise acting in a similar capacity, engage anywhere in the United States or Canada in the business of the development and/or production of CBD or other cannabis related products, except in his capacity as a Purchaser employee (the “Restricted Business”); or (B) own, control, or participate in the ownership, management, or control of, lend money or capital to, or invest capital in, any business in the United States or Canada (or Person that engages in the Restricted Business anywhere in the United States or Canada) that competes with the products produced by the Company prior to the Closing; provided, however, that such Seller shall not be prohibited from owning up to 5% of the outstanding stock of a corporation that is publicly traded on a national securities exchange or in the over-the-counter market so long as such Seller has no active participation in connection with the business of such corporation.

(ii)	During the Non-Competition Period, such Seller shall not induce or attempt to induce any employee of the Company to leave the employ of the Company. The foregoing does not prohibit (A) solicitation through Third Party executive search or employment agencies (where such Seller did not provide guidance as to the targeting of any specific individual), or (B) solicitation through job postings or advertising of positions that are not specifically targeted at any particular individual.

(b)	The covenants and undertakings contained in this Section 6.5 relate to matters which are of a special, unique, and extraordinary character and a violation of any of the terms of this Section 6.5 could cause irreparable injury to the Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.5 will be inadequate. Therefore, the Purchaser will each be entitled to seek a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.5. The parties agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.5 is unreasonable, arbitrary, or against public policy, then a lesser period of time, geographical area, business limitation, or other relevant feature which is determined by such court to be reasonable, not arbitrary, and not against public policy may be enforced against the applicable party.

Section 6.6. Tax Matters.

(a)	The Sellers’ Representative shall prepare or cause to be prepared all income Tax Returns required or permitted to be filed by the Company for taxable periods ending prior to or on the Closing Date which are to be filed after the Closing Date (the “Seller Returns”) in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement; and the Purchaser shall cause the Company to execute and file the Seller Returns as so prepared. For the avoidance of doubt, the Seller Returns shall not include any personal tax return of the Sellers. The Company shall pay for the third-party costs and expenses of preparing and filing all Seller Returns and, subject to the provisions of Article 8, the Company shall pay all Taxes reflected as due and payable on all Seller Returns. The parties shall make available to each other (and to their respective accountants and attorneys) any and all books and records and other documents and information in its possession or control relating to the Company reasonably requested by such Persons in order to prepare or review such Seller Returns.

(b)	Except for Seller Returns, the Purchaser shall prepare or cause to be prepared and shall cause the Company to file all Tax Returns for the Company for periods ending prior to or on the Closing Date which are to be filed after the Closing Date (provided that no amendment of any such Tax Return shall be made without prior written consent of the Sellers’ Representative, which consent may not be unreasonably withheld, conditioned, or delayed) in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement; and, subject to the provisions of Article 8, the Company shall pay all Taxes reflected as due and payable on all such Tax Returns.

(c)	The Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns for the Company required to be filed for all periods beginning after the Closing Date.

(d)	The Purchaser shall prepare and file or cause to be prepared and filed when due any Tax Returns of the Company for Tax periods which begin on or before the Closing Date and end after the Closing Date (each such period, a “Straddle Period”) in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement; and, subject to the provisions of Article 8, the Company shall pay all Taxes reflected as due and payable on all such Tax Returns. For purposes of this Section 6.6(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.

(e)	The Purchaser shall promptly notify the Sellers’ Representative following receipt of any notice of audit or other proceeding relating to any Seller Return or any other federal or state Tax Return filed with respect to a Tax period (or portion thereof) ending on or before the Closing Date (together with all Seller Returns, the “Prior Period Returns”). The Sellers’ Representative shall control any and all audits or other proceedings and litigation relating to any Prior Period Return relating solely to a Tax period ending on or before the Closing Date, including the filing of an amended Tax Return, and the Purchaser shall control of any and all audits or other proceedings and litigation relating to a Tax Return for a Straddle Period, including the filing of an amended Tax Return.

(f)	The parties shall cooperate (and cause their respective Affiliates to cooperate) fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.6 and any Tax audit, litigation, or other proceeding with respect to Taxes and payments in respect thereof.

(g)	After the Closing, the Purchaser shall provide the Sellers and their Representatives with reasonable access to, and to make copies of, accounting records of the Company for tax periods ending on or before the Closing, if access to such records is reasonably necessary in order for a Seller to file accurate tax returns, respond to an audit or other demands of a governmental authority, respond to a court order, or participate in a lawsuit.

Article 7
CONDITIONS TO CLOSING

Section 7.1. Conditions to Mutual Obligations. The respective obligations of the parties to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)	Due Diligence Review. The completion of the due diligence review pursuant to Section 1.4 hereof to the satisfaction of the respective parties hereto.

(b)	No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation or Order (whether temporary, preliminary, or permanent) that prohibits or makes illegal the consummation of the transactions contemplated by Article 1 and such statute, rule, regulation, judgment, decree, injunction, or other order is in effect.

Section 7.2. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Sellers set forth in Article 3 and of the Sellers in respect of the Company set forth in Article 4 shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except that representations and warranties that are made as of a specific date need be true and correct only as of such date.

(b)	Performance of Obligations. The Sellers and the Company shall have performed or caused to be performed in all material respects all obligations that are required to be performed by them at or prior to the Closing Date.

(c)	Closing Deliveries. The Purchaser shall have received:

(i)	the certificates or instruments, if any, representing the Membership Interests;

(ii)	an assignment separate from certificate, instrument of transfer, or other similar instrument with respect to the Membership Interests, executed by each of the applicable Sellers;

(iii)	a certificate of an authorized officer of the Company certifying (i) that the conditions set forth in Section 7.2(b) have been satisfied by the Company as of the Closing; (ii) that attached thereto are true and complete copies of all resolutions adopted by the managers and Members of the Company authorizing the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) that all such resolutions are in full force and effect; and (iv) the names and signatures of the officers of the Company authorized to sign this Agreement and the Transaction Documents to which the Company is a party;

(iv)	a certificate of each Seller certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied by such Seller as of the Closing;

(v)	a certificate of existence of the Company, dated as of a date not more than two Business Days prior to the Closing Date, from the secretary of state (or equivalent) of the jurisdiction of its organization;

(vi)	the Third Party consents identified on Section 7.2 of the Disclosure Schedules;

(vii)	a resignation letter from each manager, director, officer, and any other Person serving in any such position(s) with the Company (in their capacities as such) as requested by the Purchaser, in a form satisfactory to the Purchaser;

(viii)	all Books and Records;

(ix)	evidence provided to the Purchaser of adequate and continuous liability coverage in respect of the Company and its products, to the satisfaction of the Purchaser;

(x)	the Audited Financial Statements or, solely at Purchaser’s discretion, a cold comfort letter from its auditor stating that based on the information and financial statements received from the Company, the auditor is comfortable it will be able to complete the audit of the Company’s financial statements by the necessary time and that it not likely to render a qualified opinion on such financial statements;

(xi)	such other documents as the Purchaser may reasonably request for the purpose of completing its due diligence review or facilitating the consummation of any of the transactions contemplated hereby.

Section 7.3. Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Purchaser set forth in Article 5 shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except (i) that representations and warranties that are made as of a specific date need be true and correct only as of such date, and (ii) for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a material adverse effect on the Purchaser’s ability to execute, deliver, or perform this Agreement or any Transaction Document, or to timely consummate the transactions contemplated hereby or thereby.

(b)	Performance of Obligations. The Purchaser shall have performed in all material respects all obligations that are required to be performed by it under this Agreement at or prior to the Closing Date.

(c)	Closing Deliveries. The Sellers’ Representative shall have received:

(i)	the Cash Consideration, pursuant to the terms of Section 1.2(a)(i);

(ii)	Certificates or Direction Registration System (DRS) confirmations in respect of the Consideration Shares, pursuant to the terms of Section 1.2(a)(ii) and (iii).

(iii)	a certificate of an authorized officer of the Purchaser certifying (i) that the conditions set forth in Section 7.3(a) and Section 7.3(b) to have been satisfied by it have been satisfied by it as of the Closing; (ii) that attached thereto are true and complete copies of all resolutions adopted by the directors of the Purchaser authorizing the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) that all such resolutions are in full force and effect; and (iv) the names and signatures of the officers of the Purchaser authorized to sign this Agreement and the Transaction Documents to which the Purchaser is a party;

(iv)	a certificate of an authorized officer of the Purchaser certifying (i) that the conditions set forth in Section 7.3(a) and Section 7.3(b) to have been satisfied by it have been satisfied by it as of the Closing; (ii) that attached thereto are true and complete copies of all resolutions adopted by the directors of the Purchaser authorizing the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) that all such resolutions are in full force and effect; and (iv) the names and signatures of the officers of the Purchaser authorized to sign this Agreement and the Transaction Documents to which the Purchaser is a party;

(v)	a good standing certificate (or its equivalent) of the Purchaser, dated as of a date not more than two Business Days prior to the Closing Date, from the secretary of state (or equivalent) of the jurisdiction of its organization;

(vi)	an Employment Agreement between the Purchaser and Vergara in the form as set forth in Annex E attached hereto;

(vii)	the Certificate of Designation for the Purchaser Preferred Shares shall have been filed with the Delaware Secretary of State; and

(viii)	such other documents as the Sellers’ Representative may reasonably request for the purpose of facilitating the consummation of any of the transactions contemplated hereby.

Section 7.4. Frustration of Closing Conditions. No party may rely upon the failure of any condition set forth in this Article 7 to be satisfied if such failure was caused by such party’s failure to act in good faith or to comply in any material respect with its obligations hereunder.

Section 7.5. Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this Article 7 that was not satisfied as of the Closing shall be deemed to be have been waived as of and from the Closing.

Article 8
INDEMNIFICATION

Section 8.1. Survival.

(a)	The representations and warranties contained herein or in any certificate delivered by a party at the Closing pursuant hereto shall survive the Closing and will continue in full force and effect for a period from the date hereof until the first anniversary of the Closing (the “General Survival Date”); provided, however, that the representations and warranties contained in Section 3.1 (Authority and Enforceability), Section 3.2 (Conflicts), Section 3.4 (Ownership of Membership Interests), Section 3.5 (Brokers’ Fees), Section 4.1(a) and (b) (Organization and Power), Section 4.2 (Authority and Enforceability), Section 4.3 (Conflicts), Section 4.4 (Capitalization), Section 4.9 (Taxes), Section 4.12 (Intellectual Property), Section 4.24 (Brokers’ Fees), Section 5.1 (Organization and Power), Section 5.2 (Authority and Enforceability) and Section 5.7 (Brokers’ Fees) (collectively, the “Fundamental Representations”) shall survive the Closing and will continue in full force and effect indefinitely (all of the foregoing the “Fundamental Survival Date”; the General Survival Date or the Fundamental Survival Date, as applicable, each a “Survival Date”). None of the covenants or other agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing, and each such surviving covenant and agreement shall survive the Closing and shall terminate on the expiration of the applicable statute of limitations with respect to the subject matter of such surviving covenant and agreement, except for those surviving covenants and agreements that contain specific survival periods (which shall each survive the Closing and shall terminate on the last day of such specific survival period).

(b)	No Indemnified Person shall be entitled to make any claim in respect of any representation, warranty, covenant, or agreement after the expiration of its applicable Survival Date, except that any bona fide claim initiated by an Indemnified Person prior to the expiration of the applicable Survival Date in accordance with the provisions hereof shall survive until it is settled or resolved pursuant to this Agreement to the extent that an Indemnified Person provides written notice of such breach or inaccuracy (which notice shall describe the applicable breach or inaccuracy in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the applicable Indemnified Person in connection therewith) to the party to provide indemnity prior to the applicable Survival Date.

(c)	The parties specifically and unambiguously intend that the survival periods that are set forth in this Section 8.1 shall replace any statute of limitations that would otherwise be applicable.

Section 8.2. Indemnification by the Sellers. Subject to the terms of this Article 8, from and after the Closing, the Sellers (jointly and severally) shall indemnify the Purchaser, and its Affiliates and their respective officers, directors, shareholders, members, employees, successors, and permitted assigns (collectively, the “Purchaser Indemnified Persons”) and hold them harmless from and against any and all Losses incurred or suffered by a Purchaser Indemnified Person resulting from or arising out of:

(a)	any breach or inaccuracy of any representation or warranty made by a Seller in this Agreement, including for greater certainty any representation or warranty made by a Seller in respect of the Company, and including for greater certainty any and all Losses incurred or suffered by a Purchaser Indemnified Person in respect of any claims arising from the Transaction or the subject matter of such representations or warranties; provided, however, that the obligation to jointly and severally indemnify the Purchaser under this Section 8.2 shall not extend to a breach of a representation and warranty made by a Seller under Article 3; or

(b)	any non-fulfillment or breach of any covenant or agreement of a Seller contained in this Agreement.

Section 8.3. Indemnification by the Purchaser. Subject to the terms of this Article 8, from and after the Closing, the Purchaser shall indemnify the Sellers and their respective officers, directors, shareholders, members, employees, successors, and permitted assigns (collectively, the “Seller Indemnified Persons”) and hold them harmless from and against any and all Losses incurred or suffered by a Seller Indemnified Person resulting from or arising out of:

(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement; and

(b)	any non-fulfillment or breach of any covenant or agreement of the Purchaser contained in this Agreement.

Section 8.4. Limitations on Indemnification.

(a)	Sellers’ Limitations

(i)	The aggregate liability of the Sellers pursuant to Section 8.2 shall under no circumstances exceed the Purchase Price; provided, however, that such limitation shall not apply to breach or inaccuracy of any Fundamental Representation or of any representation and warranty based on Fraud by any of the Sellers.

(ii)	The Sellers shall not have any liability pursuant to Section 8.2 with respect to a Loss if such Loss would not have arisen but for actions taken or omitted to be taken by the Company after the Closing Date.

(iii)	The Sellers shall not have any liability pursuant to Section 8.2 with respect to a Loss to the extent arising from or relating to any change in any Laws or any judicial (or similar) interpretation after the Closing Date that has a retroactive effect.

(b)	Purchaser Limitations.

(i)	The aggregate liability of the Purchaser, together, pursuant to Section 8.3 shall under no circumstances exceed the Purchase Price; provided, however, that such limitation shall not apply to breach or inaccuracy of any Fundamental Representation or of any representation and warranty based on Fraud by the Purchaser.

(ii)	Neither the Purchaser shall have liability pursuant to Section 8.3 with respect to a Loss to the extent arising from or relating to any change in any Laws or any judicial (or similar) interpretation after the Closing Date that has a retroactive effect.

Section 8.5. Other Limitations.

(a)	For all purposes of this Article 8, “Losses” shall be net of any amounts paid to an Indemnified Person under any insurance policy or Contract in connection with the facts giving rise to the right of indemnification hereunder, and each Indemnified Person shall use its reasonable commercial efforts to recover all amounts payable from an insurer or other Third Party under any such insurance policy or Contract prior to seeking indemnification hereunder; provided, however, that the amount deemed to be paid under such insurance policies shall be net of the deductible for such policies; and provided further that the Sellers and the Sellers’ Representative shall be subrogated (and the Purchaser shall and shall cause Purchaser Indemnified Persons to cause the Sellers’ Representative to be subrogated) to the rights of Purchaser Indemnified Persons under applicable insurance policies and Contracts.

(b)	In calculating any Loss, there shall be deducted any Tax benefit, credit, or refund to which the applicable Indemnified Person actually realizes or receives as a result of such Loss.

(c)	Notwithstanding the fact that any Indemnified Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition, or circumstance, no Indemnified Person shall be entitled to recover the amount of any Loss suffered by such Indemnified Person more than once, regardless of whether such Loss may be as a result of a breach of more than one representation, warranty, obligation, covenant, or otherwise. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant, or agreement, as applicable.

(d)	Each Indemnified Person shall use its reasonable commercial efforts to mitigate any indemnifiable Loss, provided that an Indemnified Person’s failure to mitigate an indemnifiable Loss, after using such commercial efforts, shall not affect such Indemnified Person’s rights under this Article 8.

Section 8.6. Third-Party Claim Indemnification Procedures.

(a)	In the event that any written claim or demand for which a party (in such capacity, an “Indemnifying Person”) may have liability to any Indemnified Person hereunder, other than those relating to Taxes (which are the subject of Section 6.6), is asserted against or sought to be collected from any Indemnified Person by a Third Party (a “Third-Party Claim”), such Indemnified Person shall promptly, but in no event more than ten days following such Indemnified Person’s receipt of a Third-Party Claim, notify the Indemnifying Person of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall not relieve the Indemnifying Person of its obligations hereunder, except to the extent that the Indemnifying Person shall have been actually prejudiced by such failure or as provided in Section 8.1. Thereafter, the Indemnified Person shall deliver to the Indemnifying Person, promptly following the Indemnified Person’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third-Party Claim.

(b)	In the event that the Indemnifying Person notifies the Indemnified Person that it elects to defend the Indemnified Person against a Third-Party Claim, the Indemnifying Person shall have the right to defend the Indemnified Person by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Person has made such election, the Indemnified Person shall have the right to participate in (but not control) any such defense and to employ separate counsel of its choosing at such Indemnified Person’s expense. Whether or not the Indemnifying Person assumes the defense of a Third-Party Claim, the Indemnified Person shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Person’s prior written consent. If the Indemnifying Person assumes the defense of a Third-Party Claim and is in good faith contesting such Third-Party Claim, the Indemnified Person shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Person may reasonably recommend and the terms of which provide that (i) there is no finding or admission of any violation of Law or Contract by the Indemnified Person, and (ii) the sole relief provided to the Third Party is monetary damages that are paid in full by (A) insurance, or (B) the Indemnifying Person to the extent that the Indemnifying Person is liable (i.e., after application of the applicable limitations in Article 8) in connection with such Third-Party Claim. If the immediately preceding clauses (i) and (ii) are satisfied, then the Indemnified Person shall agree to and cooperate fully with the Indemnifying Person in connection with such settlement or compromise of such Third-Party Claim.

(c)	The Indemnified Person and the Indemnifying Person shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant books and records, by preserving such books and records and by making employees and representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The Indemnified Person and the Indemnifying Person shall use reasonable commercial efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 8.7. Direct Claim Indemnification Procedures. Each Indemnified Person shall assert any claim on account of any Losses as to which an Indemnifying Person may have liability hereunder, and which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Person written notice thereof reasonably promptly (and, in any event, no later than 30 days following) the Indemnified Person’s discovery of the applicable Losses reasonably likely to give rise to a claim under this Article 8. Such notice by the Indemnified Person shall describe the Direct Claim in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Person; provided, however, that the failure to timely give such notice shall not affect the rights of an Indemnified Person hereunder (a) unless such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Person with respect to such Direct Claim or on the Indemnifying Person’s ability to mitigate such Direct Claim; (b) unless the indemnification obligations are materially increased as a result of such failure or (c) as provided in Section 8.1.

Section 8.8. Characterization of Indemnification Payments. All payments made (or deemed to be made, in accordance with this Agreement) by any Indemnifying Person to an Indemnified Person with respect to any claim pursuant to Section 8.2 or Section 8.3 shall be treated, to the fullest extent possible under applicable Law, as adjustments to the Purchase Price for Tax purposes.

Section 8.9. Sources of Recovery. Subject to the limitations set forth in this Article 8, in the event that any Losses are due and owing, as finally determined in accordance with this Agreement, to any Purchaser Indemnified Person, pursuant to the provisions of this Article 8, then such Losses shall be satisfied first by (a) reducing the Purchaser Preferred Shares then outstanding, and then by (b) the Sellers, jointly and severally (if the then-outstanding amount of the Purchaser Preferred Shares are insufficient to satisfy the full amount of such Losses).

Section 8.10. Exclusive Remedy. Notwithstanding anything to the contrary herein, except as provided in Article 2 or Section 6.5(b), from and after the Closing the rights and remedies of the Purchaser, the Company, the Sellers, any Purchaser Indemnified Person, and any Seller Indemnified Person (each Purchaser Indemnified Person and Seller Indemnified Person is referred to herein as an “Indemnified Person”), under this Article 8 are exclusive and in lieu of any and all other rights and remedies which the Purchaser, the Company, or the Sellers, or any Indemnified Person, may have under this Agreement or any Transaction Document or otherwise against each other with respect to this Agreement or any Transaction Document and with respect to the transactions contemplated hereby or thereby. In furtherance of the foregoing, each party hereby waives, with respect to this Agreement and the contemplated transactions, all other rights and remedies arising under or based upon any statutory or common Law or otherwise, and agrees not to bring any actions or proceedings at Law, in equity, in tort, or otherwise, including rescinding the Agreement, in respect of any breaches of representations, warranties, or other provisions of this Agreement or in connection with the contemplated transactions.

Section 8.11. Non-Recourse. Except as may otherwise be expressly set forth in this Article 8, no party shall have recourse whatsoever under this Agreement against any of the Representatives of the other parties (including for such purposes, the Representatives of any Affiliate of a party). Without limiting the generality of the foregoing, except as expressly set forth in this Article 8, the Purchaser on behalf of itself and its Affiliates, and the Sellers, on behalf of themselves and their respective Affiliates, each hereby fully and irrevocably waives any right, claim, or entitlement whatsoever against such Representatives relating to any and all Losses suffered or incurred by any of them arising from, based upon, related to, or associated with this Agreement or the transactions contemplated hereby (including any breach, termination, or failure to consummate such transactions) in each case whether based on contract, tort, strict liability Law, or otherwise and whether by piercing of the corporate veil, by claim on behalf of or by a party hereto or other Person, or otherwise.

Article 9
MISCELLANEOUS

Section 9.1. Interpretation. In addition to the terms defined in this Agreement, terms used in this Agreement and defined in Annex A shall have the meanings ascribed to such terms therein.

Section 9.2. Sellers’ Representative.

(a)	For purposes of this Agreement, the Sellers hereby designate the Sellers’ Representative to serve as the sole and exclusive representative of the Sellers with respect to those provisions of this Agreement that contemplate action by the Sellers’ Representative.

(b)	The Sellers’ Representative is hereby constituted and appointed as agent and attorney-in-fact for and on behalf of the other Sellers with respect to the performance of his or her duties as the Sellers’ Representative. This power of attorney and all authority hereby conferred is coupled with an interest and is irrevocable and shall not terminate or otherwise be affected by the death, disability, incompetence, bankruptcy, or insolvency of any Seller. The Sellers’ Representative shall promptly deliver to each Seller any notice received by the Sellers’ Representative concerning this Agreement. Without limiting the generality of the foregoing, the Sellers’ Representative has full power and authority, on behalf of each Seller and such Seller’s successors and assigns, to: (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Sellers in connection herewith; (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments, and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement; (iii) receive service of process in connection with any claims under this Agreement; (iv) agree to, negotiate, enter into settlements and compromises of, assume the defense of claims, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing; (v) give and receive notices and communications; and (vi) take all actions necessary or appropriate in the judgment of the Sellers’ Representative on behalf of the Sellers in connection with this Agreement.

(c)	Service by the Sellers’ Representative shall be without compensation except as otherwise agreed in writing by the Sellers and for the reimbursement by the Sellers of out-of-pocket expenses and indemnification specifically provided herein.

(d)	The Sellers’ Representative shall have no duties or responsibilities except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations, or liabilities on behalf of any Seller shall otherwise exist against the Sellers’ Representative. The Sellers’ Representative shall not be liable to any Seller relating to the performance of the Sellers’ Representative’s duties under this Agreement for any errors in judgment, negligence, oversight, breach of duty, or otherwise except to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Sellers’ Representative constituted actual fraud or were taken or not taken in bad faith. The Sellers’ Representative shall be indemnified and held harmless by the Sellers against all losses, including costs of defense, paid or incurred in connection with any action, suit, proceeding, or claim to which the Sellers’ Representative is made a party by reason of the fact that the Sellers’ Representative was acting as the Sellers’ Representative pursuant to this Agreement; provided, however, that the Sellers’ Representative shall not be entitled to indemnification hereunder to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Sellers’ Representative constituted actual fraud or were taken or not taken in bad faith.

(e)	The Purchaser shall be entitled to rely upon any actions taken by the Sellers’ Representative as the duly authorized action of the Sellers’ Representative on behalf of each Seller with respect to any matters set forth in this Agreement.

Section 9.3. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):

To the Purchaser:

Diego Pellicer Worldwide, Inc..
6160 Plumas Street, Suite 100

Reno, NV 89519
Attention:      Nello Gonfiantini, CEO
Email:            nello@diego-pellicer.com

With a copy (which shall not constitute notice) to:

Patrizio & O’Leary LLP

300 Carnegie Center, Suite 150
Princeton, NJ 08540

Attention:      Paul Patrizio

Email:            ppatrizio@po-legal.com

To the Sellers or the Sellers’ Representative:

Furtado Law PC

3773 Cherry Creek North Drive, Suite 755

Denver, CO 80209

Attention: David J. Furtado
Email: dfurtado@furtadolaw.com

Section 9.4. Entire Agreement. This Agreement (including all Schedules, Annexes, and Exhibits hereto), the Confidentiality Agreement, and the Transaction Documents contain the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral or written, with respect to such matters.

Section 9.5. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Purchaser and the Sellers’ Representative, or in the case of a waiver, by the party against whom such waiver is intended to be effective. No failure or delay by any party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.6. No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties and their respective (as applicable) successors, legal representatives, heirs, executors, and permitted assigns. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties and any purported assignment in violation of the foregoing shall be null and void ab initio; provided, however, that the Purchaser shall be entitled to assign or delegate this Agreement or all or any part of its rights or obligations hereunder to any one or more Affiliates of the Purchaser; provided further, however, that any such assignment or delegation by the Purchaser shall not release the Purchaser from liability for the full and prompt performance of all of their obligations under this Agreement. Except as expressly set forth herein in Section 6.6 or Article 8, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Purchaser, the Company, and the Sellers, and their respective (as applicable) successors, legal representatives, heirs, executors, and permitted assigns, any rights, benefits, or remedies under or by reason of this Agreement.

Section 9.7. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

Section 9.8. Disclosure Schedule.

(a)	The “Disclosure Schedule” means that certain document identified as the Disclosure Schedule, dated as of the date hereof (as may be modified from time to time in accordance with the terms hereof), delivered by the Company and the Sellers to the Purchaser in connection with this Agreement and which: (i) sets forth the information specifically described in certain of the representations and warranties contained in Article 3 and Article 4; and (ii) set forth exceptions or qualifications to the representations and warranties contained in Article 3 and Article 4. It is specifically acknowledged that the Disclosure Schedule may expressly provide exceptions to a particular Section of Article 3 or Article 4 notwithstanding that the Section does not state “except as set forth in Section ‘__’ of the Disclosure Schedule” or words of similar effect.

(b)	Each Section of the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and does not constitute, and shall not be construed as constituting, representations, warranties, or covenants of any party, except as and to the extent provided in this Agreement. Certain matters set forth in the Disclosure Schedule are included for informational purposes only notwithstanding that, because they do not rise above applicable materiality thresholds or otherwise, they may not be required by the terms of this to be set forth herein. All attachments to the Disclosure Schedule are incorporated by reference into the Section of the Disclosure Schedule in which they are referenced.

Section 9.9. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)	This Agreement and all Legal Proceedings arising out of or relating to this Agreement (“Agreement Proceedings”) shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of such state.

(b)	Except as otherwise provided in this Agreement, each party hereby (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the courts situate in the State of Colorado, for purposes of all Agreement Proceedings, (ii) agrees not to commence any proceeding except in such courts and (iii) irrevocably waives, to the fullest extent permitted by Law, any objection which such party may now or hereafter have to the laying of the venue of any such court or that such proceeding has been brought in an inconvenient forum.

(c)	To the extent permitted by Law, each party hereby knowingly, voluntarily, and intentionally waives the right to a trial by jury in respect of any Agreement Proceedings.

Section 9.10. Construction. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean United States Dollars; (d) references herein to a specific Article, Section, clause, Schedule, Annex, or Exhibit shall refer, respectively, to the Articles, Sections and clauses of, and Schedules, Annex, and Exhibits to, this Agreement; (e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) any reference to the masculine, feminine or neuter gender shall include each other gender; (g) when reference is made herein to “the business of” a Person, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such Person; (h) any reference to any applicable Law in this Agreement refers to such applicable Law as in effect at the date hereof and the Closing Date; and (i) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day.

Section 9.11. Counterparts; Effectiveness. This Agreement may be executed in several counterparts, any of which counterparts may be executed and delivered electronically, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

Section 9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.13. Time of Essence. Time is of the essence for each and every provision of this Agreement.

Section 9.14. No Rescission. No party shall be entitled to rescind the transactions contemplated hereby by virtue of any failure of any party’s representations and warranties herein to have been true or any failure by any party to perform its obligations hereunder.

Section 9.15. Further Assurances. Each of the parties shall execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 9.16. Interpretation. Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed and delivered or caused this Agreement to be executed and delivered as of the date first written above.

DIEGO PELLICER WORLDWIDE, INC.

Name:	Nello Gonfiantini III
Title:	CEO

HEMP CHOICE DISTRIBUTION, LLC

By
Name:	Gabriela Vergara
Title:	CEO

- Equity Purchase Agreement -

Witness Name:	GABRIELA VERGARA, as Sellers’ Representative

Witness Name:	GABRIELA VERGARA, as Seller

Witness Name:	DAVID FURTADO, as Seller

Witness Name:	XXXXXXXXXX

Witness Name:	XXXXXXXXXX

Witness Name:	XXXXXXXX

Witness Name:	XXXXXXXXX

Witness Name:	XXXXXXXXXX

- Equity Purchase Agreement -

ANNEX A

DEFINITIONS

In this Annex, and in the Agreement and the other Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below (unless otherwise specified, section references in this Annex are to Sections of this Agreement):

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other material policy, program or arrangement providing for compensation or benefits within the United States and subject to the jurisdiction thereof, or providing for compensation or benefits within and subject to the jurisdictions of the Company, including, without limitation, bonuses, stock options, equity or incentive compensation, phantom equity, profit-sharing, deferred compensation, life insurance, pension, retirement, expense reimbursements, medical, hospital, disability, welfare or fringe benefits, change of control, severance, or vacation pay, to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former Employee, officer, or director.

“Books and Records” means the books of account, accounting records, and other financial data and information relating to the Company and all books, records, books of account, sales and purchase records, lists of suppliers and customers, credit and pricing information, personnel and payroll records, production, inventory, and accounts receivable data, formulae, business, consulting reports, and research and development information and plans and projections of or relating to the Company and all other documents, files, records, maps, site plans, appraisals, correspondence, and other data and information, financial or otherwise, which relate to the Company, including all data and information stored electronically, digitally, or on computer related media.

“Business Day” means a day other than a Saturday, Sunday, or any day on which banks are authorized or obligated by Law or executive order to close in Seattle, Washington. Any action required hereunder to be taken within a certain number of Business Days shall, except as may otherwise be expressly provided herein, be taken within that number of Business Days excluding the Business Day on which the counting is initiated and including the final Business Day of the period.

“Company Intellectual Property” means any Patents, Marks, Copyrights, and other Intellectual Property owned by the Company.

“Company’s Knowledge”, “Knowledge of the Company”, or any variant thereof means the actual knowledge, after reasonable investigation, of any of the Sellers.

“Consideration Shares” means, collectively, the Consideration Common Shares and the Purchaser Preferred Shares.

“Contracts” means all agreements, contracts, leases, and binding commitments.

“Copyrights” means all registered U.S. and registered foreign works of authorship and all applications to register and renewals of any of the foregoing.

“Current Market Price” means the per share price equal to the average closing price of the common stock of the Purchaser Shares on the OTC Markets Pink or QB Marketplace on the Closing Date but in no event shall such price be less than $.02 per share or greater than $.05 per share.

“Dollars” or “$” means the lawful currency of the United States of America.

“EDGAR” means the system of Electronic Data Gathering, Analysis and Retrieval.

“Employees” means (a) each person who as of immediately prior to the Closing is an active employee of the Company, including employees on vacation or on a regularly scheduled day off from work (including for jury service or military service duty); and (b) each employee of the Company who is on short-term disability, long-term disability, or leave of absence as of immediately prior to the Closing.

“Enforceable” means, with respect to a Contract, that such Contract is the legal, valid, and binding obligation of the applicable Person, enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to or affecting the rights of creditors, and general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law.

“Equity Securities” means any (a) units, stock, shares, partnership interests, or other equity securities or capital interests; (b) warrants, options or other rights to purchase or otherwise acquire securities described in clause (a) of this definition; (c) equity appreciation rights or profits interests; and (d) obligations, evidences of indebtedness, or other securities or interests convertible or exchangeable into securities described in clauses (a), (b), or (c) of this definition.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“Fraud” means, with respect to any party, such party’s actual and intentional fraud with respect to the making of representations and warranties herein.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Authority” means any United States or foreign federal, state, provincial, or local government or other political subdivision thereof, any entity, authority, or body exercising executive, legislative, judicial, regulatory, or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“Indebtedness” means all principal, interest, premiums, or other obligations (including all premiums, penalties, fees, expenses, indemnities, or breakage costs payable as a result of the consummation of the Closing or that would be required to be paid to extinguish the indebtedness at the Closing) (i) of the Company related to (A) indebtedness for borrowed money; (B) obligations for the deferred purchase price of property or services (including any “earn-out” or similar payments ); (C) obligations evidenced by notes, bonds, debentures, or other similar instruments, and the amount of all checks drawn in excess of balances; (D) indebtedness created or arising under any conditional sale or other title retention agreement; (E) obligations under leases that have been or should be, in accordance GAAP, recorded as capital leases; (F) obligations, contingent, or otherwise, under acceptance, letter of credit, or similar facilities, (G) obligations pursuant to factoring agreements for accounts receivable; (H) obligations with respect to interest rate, commodity, currency or financial markets swaps, collars, caps, options, futures, or other hedging obligations; (I) severance obligations to any current or former employee of the Company whose employment terminated prior to the Closing or who receives or provides a notice of termination prior to the Closing; (J) obligations relating to deferred compensation; (K) obligations to or between the Company, its Affiliates and their current or former directors, employees, officers, shareholders, consultants, or independent contractors and any of their respective Affiliates; (L) unpaid current Tax liabilities of the Company arising prior to Closing (this clause (L) not to be less than zero); (M) deferred revenue and/or advance payments made by customers; or (N) any other liabilities required under GAAP to be disclosed in the financial statements which are not otherwise referred to in clauses (A) through (M) above; or (ii) indebtedness of Persons other than the Company of the type referred to in clauses (i)(A) through (N) above that is guaranteed directly or indirectly in any manner, by the Company or that is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any property of the Company.

“Intellectual Property” means any and all of the following: Patents, copyrightable works, Copyrights, technology, know-how, processes, software, Trade Secrets, inventions and designs (including inventions and/or designs conceived prior to the Closing Date but not documented as of the Closing Date), and all improvements to any of the foregoing, proprietary data, formulae, research and development data, Marks, Internet domain names, Internet addresses and other computer identifiers, websites or web pages, brand names or company names (including, in each case, the goodwill associated therewith).

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority.

“Legal Proceeding” means any civil, criminal, or administrative actions, proceedings, suits, demands or claims filed by or before any Governmental Authority or arbitrator.

“Lien” means any charge, mortgage, pledge, security interest, lien, claim, or encumbrance, other than those that customarily arise under securities Laws in private transactions.

“Losses” means any damages, losses, charges, liabilities, judgments, settlements, awards, interest, penalties, fees, costs, and expenses (including legal fees, costs, and expenses) actually incurred or paid, but shall not include (a) any consequential, indirect, incidental, special, unforeseen, exemplary, or punitive damages, including diminution of value, lost profits, lost revenues, business interruption, loss of business reputation or opportunity, or any damages based on any type of multiple; and (b) any costs and expenses that are not documented and reasonable.

“Marks” means all U.S. and foreign trade names, trademarks, trade dress, and service marks, together with any applications related thereto, as applicable.

“Material Adverse Effect” means a material adverse effect on the financial condition or results of operations of the Company (taken as a whole); provided, however, that none of the following shall constitute or be deemed to contribute to a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: any adverse effect arising out of, resulting from or attributable to (a) changes or proposed changes in applicable Laws or in the interpretation or enforcement thereof; (b) changes in general economic, business, or regulatory conditions in the United States; (c) changes in United States, or global financial or securities markets or conditions, including changes in prevailing interest rates, currency exchange rates, or price levels or trading volumes in the United States, or foreign securities markets, (d) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage, or acts of terrorism) or changes due to natural disasters; (e) changes arising from the COVID-19 pandemic or the effects thereof; (f) the effects of the actions or omissions under this Agreement of the Company or any Seller under this Agreement that are taken with the consent of the Purchaser; (g) the effects of the actions or omissions under this Agreement of the Purchaser under this Agreement that are taken with the consent of the Sellers’ Representative; (h) the negotiation, announcement, pendency, or consummation of this Agreement and the transactions contemplated hereby, including the identity of, or the effect of any fact or circumstance relating to, the Purchaser, or any of its Affiliates or any communication by the Purchaser, or any of its Affiliates regarding plans, proposals, or projections with respect to the Company; or (i) any matter, event, or circumstance which is cured prior to Closing.

“Net Loss” means that total expenses for any given period exceed total income for such corresponding period all as defined by GAAP and the amount of which is set forth on the applicable financial statements.

“Order” means any judgment, order, writ, decision, injunction, award, or decree of any foreign, federal, state, local or other court or tribunal and any ruling or award in any binding arbitration proceeding.

“Organizational Documents” of a Person means its certificate of formation, articles of incorporation, bylaws, operating agreement, and/or other organizational documents, as applicable.

“Purchaser Shares” means common shares in the capital of Diego Pellicer Worldwide, Inc.

“Patents” means all issued U.S. and foreign patents and pending patent applications, including design patents and industrial designs.

“Percentage Interest” means the percentage interest of the applicable Seller in respect of their Membership Interests, as set forth on Annex B.

“Permits” means all licenses, permits, franchises, approvals, authorizations, consents, or orders of, or filings with, any Governmental Authority that are necessary for the operation of the Company.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, manufacturer’s or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business; (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate Legal Proceedings; and (c) Liens created by this Agreement or any of the Transaction Documents, or in connection with the transactions contemplated hereby by the Purchaser.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Authority, a trust, or other entity or organization.

“Publicly Available Software” means: (a) any software that contains, or is derived in any manner in whole or in part from, any software that is distributed as free software, open source software (e.g. Linux) or under similar licensing or distribution models; (b) any software that may require as a condition of use, modification or distribution that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equity holder, officer, employee, agent, consultant, or other representative of such Person, including outside legal counsel, accountants, and financial advisors.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all subsidiaries of each subsidiary of such Person.

“Tax Returns” means any report, return, computation, declaration, claim, claim for refund, or information return or statement with respect to Taxes.

“Tax Sharing Agreement” means any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract or arrangement (other than customary provisions in a commercial agreement entered into in the ordinary course of business, the primary of purpose of which did not relate to Taxes).

“Taxes” means all federal, state, provincial, or local and all foreign taxes, including income, gross receipts, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, withholding, or similar taxes, together with any interest, additions, or penalties with respect thereto and any interest with respect to such additions or penalties.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Tax.

“Third Party” means a Person that is not a party to this Agreement.

“Trade Secrets” mean trade secrets, confidential business information, and other proprietary information including, without limitation, designs, research and development information, technical information, specifications, operating and maintenance manuals, methods, engineering drawings, know-how, data, discoveries, inventions, software code, industrial designs and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection); in each of the foregoing cases which (a) has economic value to the Company by virtue of its secrecy; and (b) that the Company elects to maintain as a trade secret under applicable law.

“Transaction Documents” means, with respect to a party, all agreements, certificates and other instruments to be delivered by such party at Closing pursuant to this Agreement.

“Transaction Expenses” means all expenses of the Sellers or the Company incurred or to be incurred in connection with the preparation, negotiation, execution, or consummation of this Agreement and the process conducted in respect thereof, including all fees and disbursements of legal advisors, investment bankers, brokers, accountants and other advisors and service providers.

ANNEX B

MEMBERSHIP INTERESTS

Member	Units	Percentage Interest
Gabriela Vergara	Units	85%
David Furtado	Units	15%

ANNEX C

WIRE TRANSFER COORDINATES

Beneficiary Name	Gabriela Vergara
Beneficiary Address
Bank Name
Bank Address
Routing #
Account #

Beneficiary Name	David Furtado
Beneficiary Address
Bank Name
Bank Address
Routing #
Account #

Closing Date Cash Consideration Payments

Beneficiary Name	Amount

Gabriela Vergara

David Furtado

ANNEX D

REGISTRATION INSTRUCTIONS

Seller / Beneficial Owner	Registered Owner Name	Registered Owner Address
Gabriela Vergara	XXXXXXX
David Furtado	XXXXXXXX
XXXXXXX	XXXXXXX
XXXXXXXX	XXXXXXXX
XXXXXXXX	XXXXXXXXX
XXXXXXXX	XXXXXXXXX

ANNEX E

FORM OF EMPLOYMENT AGREEMENT

ANNEX F

FORM OF CERTIFICATE OF DESIGNATION